Reconciliation to United States Accounting Principles for the six months ended June 30, 2005

The consolidated financial statements of Fairmont Hotels & Resorts Inc. ("FHR" or the "Company") have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). The material differences affecting the Company between Canadian GAAP and United States ("U.S.") GAAP relating to measurement and recognition are explained below. Condensed Financial Statements disclosed below have been prepared in accordance with U.S. GAAP.

The following is a reconciliation of net income under Canadian GAAP to net income under U.S. GAAP:

Reconciliation of Net Income (unaudited)
	Six months ended June 30, 2005	Six months ended June 30, 2004

Net income under Canadian GAAP	$30.1	$28.4
Increased (decreased) by
Pension accounting and post-retirement benefits	(0.7)	(0.8)
Variable interest entities	-	(1.2)
Stock-based compensation	0.6	-
Accretion on convertible senior notes	1.8	1.8

Adjusted net income before taxes	31.8	28.2

Future income tax expense (recovery) on above items	0.4	(0.1)

Net income under U.S. GAAP	$31.4	$28.3

Statement of Comprehensive Income

Net income under U.S. GAAP	$31.4	$28.3
Other comprehensive income (loss)
Foreign currency translation adjustments	(7.1)	(25.0)
Minimum pension liability adjustment	-	(0.8)
Deferred income taxes	-	0.3

Comprehensive income	$24.3	$2.8

Summarized consolidated balance sheets, statements of operations and statements of cash flows under U.S. GAAP are as follows:

Summarized Consolidated Statements of Operations (unaudited)
	Six months ended June 30, 2005	Six months ended June 30, 2004
Revenues
Operating revenues	$362.8	$629.2
Other revenues from managed and franchised properties	22.2	13.2
	385.0	642.4

Expenses
Operating expenses	286.8	489.3
Other expenses from managed and franchised properties	21.8	13.6
Other	3.3	-
Depreciation	32.9	63.1

	344.8	566.0
Loss from equity investments	3.8	1.0
Interest expense, net	11.4	47.5

Income before tax (recovery) expense and non-controlling interest	25.0	27.9

Income tax (recovery) expense	(6.4)	8.3
Non-controlling interest	-	(8.7)

Net income	$31.4	$28.3

Basic earnings per common share	$0.42	$0.36
Diluted earnings per common share (note 8)	$0.41	$0.35

Summarized Consolidated Balance Sheets
	June 30,	December 31,
	2005	2004
	(unaudited)
Assets

Cash and cash equivalents	$69.9	$99.1
Other current assets	139.6	116.9
Property and equipment	1,426.6	1,435.5
Other assets	882.6	825.2
	2,518.7	$2,476.7

Liabilities and Shareholders' Equity

Current liabilities	$164.6	$163.8
Current portion of long-term debt	4.2	4.1
Long-term debt	575.2	499.9
Other liabilities	103.9	103.5
Deferred income taxes	94.3	90.3
	942.2	861.6

Shareholders' equity	1,576.5	1,615.1

	$2,518.7	$2,476.7

Statement of Shareholders' Equity
	June 30,	December 31,
	2005	2004
	(unaudited)
Common shares
74,518,001 shares outstanding (December 31, 2004- 76,393,348 shares)	$1,135.3	$1,163.1
Treasury stock	-	(5.6)
Contributed Surplus	144.3	144.6
Retained earnings	171.7	180.7
Accumulated other comprehensive income	125.2	132.3
	$1,576.5	$1,615.1

Summarized Consolidated Statements of Cash Flows (unaudited)
	Six months ended June 30, 2005	Six months ended June 30, 2004

Cash provided by (used in)

Operating activities
Net income	$31.4	$28.3
Items not affecting cash
Depreciation	32.9	63.1
Loss from equity investments	3.8	1.0
Deferred income taxes	2.9	4.3
Tax recovery	(14.6)	-
Non-controlling interest	-	(8.7)
Unrealized foreign exchange loss	8.1	10.2
Distributions from investments	4.0	-
Other	(3.0)	0.5
Changes in non-hotel real estate	2.1	(3.5)
Changes in non-cash working capital items	(7.4)	(35.3)

	60.2	59.9

Investing activities
Additions to property and equipment	(40.2)	(51.5)
Proceeds from sale of property and equipment	8.8	-
Investments in partnerships and corporations	(11.2)	-
Issuance of notes receivable	-	(7.0)
Issuance of loans receivable	(32.8)	-
Investments in intangible assets	(26.7)	-
Other assets	-	(13.0)

	(102.1)	(71.5)

Financing activities
Issuance of long-term debt	79.8	112.4
Repayment of long-term debt	(4.5)	(70.6)
Issuance of common shares	2.8	0.6
Dividends paid	(4.6)	(3.2)
Repurchase of common shares	(60.7)	(5.4)
Decrease in bank loans	-	(1.7)

	12.8	32.1

Effect of exchange rate changes on cash	(0.1)	(0.3)

Increase (decrease) in cash	(29.2)	20.2

Cash and cash equivalents - beginning of period	99.1	31.7

Opening cash effect due to the consolidation of Legacy	-	14.6

Cash and cash equivalents - end of period	$69.9	$66.5

Notes to Reconciliation to United States Accounting Principles (unaudited)

1. Pension accounting

In a prior year, the Company prospectively changed its Canadian GAAP accounting policy for defined benefit pension plans.  As a result of this change, all unamortized gains and losses, including prior service costs, were accumulated into a net transitional asset which is being amortized into income over 11 years, the expected average remaining service life of the employees covered by these plans.  Under U.S. GAAP, there was  no change in accounting policy and, hence, there is no net transitional asset to be amortized.  As a result, the amount of unamortized actuarial gains and losses is different for U.S. and Canadian GAAP.

Under Canadian GAAP, a valuation allowance has been provided for on certain pension assets whereas under U.S. GAAP, no valuation allowance has been provided.

Under U.S. GAAP, the Company is required to record a minimum pension liability, representing the unfunded accumulated benefit obligation.  Accordingly, included in both current liabilities and other assets under U.S. GAAP is an additional amount, which cannot be recorded under Canadian GAAP.

2. Post-retirement benefits

Post-retirement benefits other than pensions are covered by the Canadian Institute of Chartered Accountants (“CICA”) recommendations for accounting for employee future benefits.  Consistent with accounting for post-retirement benefits, under Canadian GAAP, the Company amortizes actuarial gains and losses over the average employee service life when such gains and losses exceed 10% of the plan obligation.  Under the Financial Accounting Standards Board (“FASB”) Statement No. 112. “Employers’ Accounting for Post-employment Benefits”, such gains and losses are included immediately in income.

3. Stock-based compensation

Under FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation”, compensation expense using variable accounting must be recorded if the intrinsic value of stock options is not exactly the same immediately before and after an equity restructuring.  In a prior year, FHR underwent an equity restructuring, which resulted in replacement options in new FHR stock having a different intrinsic value after the restructuring than prior to the restructuring.  Canadian GAAP does not require revaluation of these options.

Under Canadian GAAP, effective January 1, 2003, the Company prospectively adopted the recommendations of the CICA with respect to accounting for stock-based compensation.  This standard requires that compensation expense be recognized in the consolidated statements of income using the fair value based method for stock options granted in 2003 onward.  Under U.S. GAAP, the Company follows the intrinsic value method of Opinion No. 25 of the Accounting Principles Board.  No stock-based compensation cost is reflected in net income under U.S. GAAP as all options granted to employees under these plans have an exercise price equal to the fair value of the underlying common stock on the date of the grant.

 If the methodology prescribed by FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“FAS 123”), had been adopted, pro forma results for the six months ended June 30 would have been as follows:

	Six months ended June 30, 2005	Six months ended June 30, 2004

U.S. GAAP net income as reported	$31.4	$28.3
Increase in stock-based compensation if FAS 123 had been adopted	1.4	2.3

Adjusted net income	$30.0	$26.0

U.S. GAAP basic earnings per common share
As reported	$0.42	$0.36
Adjusted	$0.40	$0.33

U.S. GAAP diluted earnings per common share
As reported	$0.41	$0.35
Adjusted(1)	$0.39	$0.33

(1) The calculation of adjusted diluted earnings per common share for the six months ended June 30, 2005 and 2004 excludes the effect of contingently convertible notes as the impact of these exercises would be anti-dilutive.

The weighted average fair value of common shares granted in the six months ended June 30, 2005 at the time of grant was Cdn $10.99 (2004-Cdn$7.52).  The fair value of common share options granted is estimated at the grant date using the Black-Scholes option-pricing model.  Pro forma stock-based compensation expense for a particular year is not necessarily indicative of expenses to be incurred in future years.

4. Convertible senior notes

Under Canadian GAAP, obligations relating to the convertible senior notes have been allocated between debt and equity elements and classified separately on the balance sheet.  The amount recorded in debt will increase by accretion to the face value of the debt over a five-year period. Under U.S. GAAP, the entire principal amount of the notes was recorded as long-term debt upon inception and therefore, accretion of the long-term debt is not required.

5. Variable interest entities

In January 2003, the FASB issued Financial Interpretation (“FIN”) 46, “Consolidation of Variable Interest Entities” (“VIEs”), in an effort to expand and clarify existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity.  For U.S. GAAP, FIN 46 was effective immediately for all enterprises with variable interests in VIEs created after January 31, 2003 and January 1, 2004 for all previously existing variable interest entities.  Under FIN 46, if an entity is determined to be a variable interest entity, it must be consolidated by the enterprise that absorbs the majority of the entity’s expected losses if they occur, receives a majority of the entity’s expected residual returns if they occur, or both.  On December 24, 2003, the FASB issued a revised FIN 46, defined as FIN 46R.  The CICA has issued a standard similar to FIN 46,  that applies to annual and interim periods beginning on or after November 1, 2004.

Commencing January 1, 2004, for U.S. GAAP purposes, the Company was required to consolidate the accounts of all VIE's for which it is the primary beneficiary, as required by FIN 46R.  For Canadian GAAP purposes the Company adopted provisions similar to FIN 46R commencing January 1, 2005. As a result, effective January 1, 2004, the Company commenced consolidating the accounts of Legacy Hotels Real Estate Investment Trust ("Legacy") for U.S. GAAP purposes. The Company also reviewed its other management agreements related to hotels that the Company has no other investments in and concluded that such arrangements were not variable interests since the company is paid commensurate with the services provided and on the same level as other operating liabilities and the hotel owners retain the right to terminate arrangements. The consolidation of Legacy, commencing January 1, 2004, had no effect on the Company's consolidated net income or shareholders' equity.

On September 13, 2004, FHR sold 12,000,000 units in Legacy reducing its ownership interest to approximately 23.7%.  After this disposition of units, FHR is no longer the primary beneficiary of Legacy and accounts for its investment under the equity method.  The Company's comparative U.S. GAAP results of operations for the six months ended June 30, 2004 include the consolidated results of Legacy from January 1, 2004 to June 30, 2004.

6. Comprehensive income

U.S. GAAP requires the disclosure, as other comprehensive income, of changes in equity during the period from transactions and other events from non-owner sources.  Canadian GAAP does not consider comprehensive income.  Other comprehensive income includes foreign currency translation adjustments and minimum pension liability adjustments.

7. Long-term advances and long-term debt

FHR and Legacy have entered into reciprocal loan agreements, which under Canadian GAAP, meet all the requirements for a right of offset.  Under Canadian GAAP, these loans have been presented on a net basis in the consolidated balance sheet.  Under U.S. GAAP, these loans do not qualify for offsetting and are presented separately on the consolidated balance sheet.

8. Diluted earnings per common share

The Emerging Issues Task Force issued new accounting guidance, issue 04-08 (“EITF 04-08”), regarding the computation of diluted earnings per share. This guidance requires the inclusion of contingently convertible debt securities with a market price trigger to be included in the computation of diluted earnings per common share, as determined under the if-converted method. The CICA has recently issued similar guidance effective for interim and annual periods beginning on or after October 1, 2005. EITF 04-08 is effective for fiscal periods ending on or after December 15, 2004 with retrospective restatement of previously reported earnings per share.

	2005	2004
U.S. GAAP Net income, as reported	$31.4	$28.3
Interest Expense Adjustment	-	-
Adjusted net earnings	$31.4	$28.3

Canadian GAAP diluted common shares outstanding	76.5	79.9
Dilutive effect of contingently convertible notes	-	-
Adjusted diluted common shares	76.5	79.9

U.S. GAAP diluted earnings per common share (1)	$0.41	$0.35

(1) The calculation of diluted earnings per common share for the six months ended June 30, 2005 and 2004 excludes the effect of contingently convertible notes as their impact would be anti-dilutive.